Exhibit 99.1

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM 1 – NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC.

2310 Alfred-Nobel Boulevard

Montreal, Québec

Canada H4S 2B4

ITEM 2 – DATE OF MATERIAL CHANGE

April 30, 2014

ITEM 3 – NEWS RELEASE

A news release describing this material change was issued on April 30, 2014 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

ITEM 4 – SUMMARY OF MATERIAL CHANGE

On April 30, 2014, Theratechnologies Inc. (the “Corporation”) announced that it received a notice of compliance (regulatory approval) from Health Canada for EGRIFTATM (tesamorelin for injection).

The Corporation also announced that it terminated the supply, distribution and licensing agreement entered into in February 2012 with Actelion Pharmaceuticals Canada Inc. (“Actelion”) pursuant to a termination agreement entered into with Actelion and, accordingly, regained all rights to EGRIFTATM in Canada.

ITEM 5 – FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full description of material change

On April 30 2014, the Corporation announced that it received a notice of compliance (regulatory approval) from Health Canada for EGRIFTATM (tesamorelin for injection).

Consistent with its previously announced decision to resume production of EGRIFTATM (tesamorelin for injection) in its 1mg/vial presentation, the Corporation will file a supplementary new drug submission with Health Canada to obtain authorization to commercialize this presentation.

EGRIFTATM (tesamorelin for injection) is indicated for the treatment of excess visceral adipose tissue, as assessed by waist circumference ≥ 95 cm for men and ≥ 94 cm for women, and confirmed by a visceral adipose tissue (VAT) level > 130 cm2 by CT scan, in treatment-experienced adult HIV-infected patients. EGRIFTATM is not indicated for weight loss management. Treatment with EGRIFTATM should be limited to patients who failed to reduce excess VAT using diet and exercise. Since the long-term cardiovascular safety and potential long-term cardiovascular benefit of EGRIFTATM treatment have not been studied and are not known, careful consideration should be given whether to continue EGRIFTATM treatment in patients who do not show a clear efficacy response, as judged by the degree of reduction in visceral adipose tissue measured by waist circumference or CT scan. There are no data to support improved compliance with anti-retroviral therapies in HIV-positive patients taking EGRIFTATM.

The Corporation also announced that it completed discussions with Actelion to regain marketing rights in Canada. The Corporation and Actelion entered into a termination agreement on April 30, 2014, pursuant to which the Corporation regained all rights under the supply, distribution and licensing agreement entered into in February 2012 (the “Original Agreement”). Consistent with the terms of the Original Agreement pursuant to which no upfront payment was made by Actelion to the Corporation, the termination agreement does not provide for financial compensation to any of the parties involved. As a result, the Corporation will develop its own marketing strategy for Canada which will benefit from key learning experience in the United States.

5.2 Disclosure for restructuring transactions

Not applicable.

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 – OMITTED INFORMATION

Not applicable.

ITEM 8 – EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Corporation at (514) 336-4804, ext. 288.

ITEM 9 – DATE OF REPORT

May 1, 2014.